___________________________________
                                          :
         IN THE MATTER OF                 :
                                          :
         AYP CAPITAL, INC.                :
                                          :     CERTIFICATE
         File No. 70-8951                 :     PURSUANT TO RULE 24
                                          :     FOR THE QUARTER ENDED
     (Public Utility Holding              :     JUNE 30, 1997
      Company Act of 1935)                :
___________________________________       :




            During the second quarter, AYP Capital, Inc. (AYP Capital) continued its activities in marketing and selling heat pumps. In connection with these activities, AYP Capital spent $159,303.96 in operation and maintenance expenses, $39,075.50 in capital expenditures less $926.68 in depreciation expenses for a net $38,148,82.


            Attached are consolidated financial statements for the quarter ended June 30, 1997.




                                                AYP CAPITAL, INC.




                                                By: /s/ Thomas K. Henderson
                                                        Thomas K. Henderson
                                                          Vice President
                                                         AYP Capital, Inc.


Dated: August 29, 1997